05037856

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cronos Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, Suite 925
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Tietz (415) 677-8990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 Fremont Street (Address) San Francisco (City) CA (State) 94105 (Zip Code)

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
FEB 28 2005
WASH. D.C. 213 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J. Tietz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronos Securities Corp, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TIFFANY M. CHAN
Commission # 1392453
Notary Public - California
San Francisco County
My Comm. Expires Jan 2, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	62,986
Other assets		545
Deferred income tax asset		19,765
Total assets	$	83,296
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	17,399
Shareholder's equity:		
Common stock, no par value. Authorized 100,000 shares; issued and outstanding: 1,000 shares, assigned value $10,000		10,000
Retained earnings		55,897
Total shareholder's equity		65,897
Total liabilities and shareholder's equity	$	83,296

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Income

For the year ended December 31, 2004

Underwriting commissions	$	36,310
Operating expenses		19,716
Income from operations		16,594
Interest income		220
Income before income taxes		16,814
Income taxes		7,194
Net income	$	9,620

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2004

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at January 1, 2004	1,000	$ 10,000	$ 46,277	$ 56,277
Net income	-	-	9,620	9,620
Balances at December 31, 2004	1,000	$ 10,000	$ 55,897	$ 65,897

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Changes in Financial Condition

For the year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	9,620
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax benefit		(210)
Changes in assets and liabilities:		
Decrease in other assets		762
Decrease in accounts payable and accrued expenses		(2,350)
Increase in income tax payable		6,604
Cash generated in operating activities		14,426
Net increase in cash and cash equivalents		14,426
Cash and cash equivalents at beginning of year		48,560
Cash and cash equivalents at end of year	$	62,986

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Notes to Financial Statements

December 31, 2004

(1) Summary of Significant Accounting Policies - Nature of Operations and Organization

Cronos Securities Corp. ("CSC"), was incorporated in the state of California in October of 1980 and began operations in 1981. CSC is a registered broker and dealer in securities, and a member of the National Association of Securities Dealers, Inc. To date, the sales activity of CSC has been as an underwriter for the offer and sale of limited partnership interests in those partnerships sponsored by Cronos Capital Corp. ("CCC").

CSC is a wholly-owned subsidiary of CCC. The Cronos Group ("Cronos"), is the indirect corporate parent of CCC. Cronos is a limited liability company incorporated in Luxembourg. The principal activity of Cronos and its subsidiaries is the leasing of marine containers, which are owned either by third-party container owners or Cronos, to ocean carriers. The financial condition, results of operations and cash flows of CSC are indirectly dependent in substantial part on actions taken by the management and the Board of Directors of Cronos.

CSC uses the accrual method of accounting for both financial reporting and income tax purposes. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("USGAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly liquid securities. Cash equivalents in these accounts are carried at cost which approximates fair value, and at times, may exceed federally insured limits. CSC has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(3) Income Taxes

Under the terms of an intercompany tax allocation agreement, CSC's federal income tax and state franchise tax are filed on a consolidated and combined return basis, respectively, with CCC. In accordance with the intercompany tax sharing agreement, CSC is allocated income taxes to the extent its taxable income increases the consolidated tax liability. Similarly, CSC is allocated income tax benefits arising from taxable losses to the extent these losses increase the consolidated tax benefit.

The components of income tax expense (benefit) are as follows for the year ended December 31, 2004:

	2004		
	Current	Deferred	Total
Federal	$ 5,988	$ (210)	$ 5,778
State	1,416	-	1,416
	$ 7,404	$ (210)	$ 7,194

(continued)

(3) Income Taxes - (Continued)

The deferred income tax asset for the year ended December 31, 2004 consists primarily of net operating loss carryforwards to future years. At December 31, 2004, CSC had a federal net operating loss carryforward of approximately $56,721. This carryforward expires in varying amounts in the years 2021 and 2022. Under the provisions of the intercompany tax allocation agreement referred to above, valuation allowances for deferred tax assets related to net operating loss carryforwards are booked by CCC after taking into consideration the consolidated tax benefit.

The difference between the actual tax expense and the "expected" tax expense (computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes) is due primarily to state taxes.

(4) Net Capital Requirements

CSC, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the computation provided by the Rule, CSC is required to maintain "net capital" equal to the greater of $5,000 or 6.67% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2004, CSC had a net capital requirement of $5,000 with "aggregate indebtedness" and "net capital" of $17,399 and $44,527, respectively, yielding a ratio of aggregate indebtness to net capital of .39 to 1.

(5) Membership in the National Association of Securities Dealers ("NASD")

CSC's securities business has consisted of supervising the offer and sale of the limited partnership interests in limited partnerships organized by its parent, CCC. During May 2003, CCC organized a limited partnership program, Cronos Containers Partners I, L.P., as a private offering under the provisions of Regulation D under the Securities Act of 1933. The offering period for this partnership expires March 2005, subject to extension, in the sole discretion of CCC and CSC, to a date no later than June 30, 2005. CSC is currently supervising the offer and sale of these limited partnership interests. CSC's management believes that this offering and subsequent programs that CCC may organize will allow CSC to meet the eligibility requirements for continued membership in the NASD as outlined in Article III, Section 1(a) of the NASD's Bylaws, and allow CSC to continue its operations.

Schedule 1

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Computation of Net Capital for Brokers and Dealers Pursuant
to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2004

	Amounts Based on Unaudited Focus Report Part IIA	Haircuts on Securities	Amounts Based on Audited Financial Statements
Shareholder's equity	$ 65,897	$ -	$ 65,897
Less non-allowable assets:			
Other assets and deferred income tax asset	20,310	-	20,310
Less haircuts on securities:			
Money market mutual fund (2% haircut)	-	1,060	1,060
Net capital as defined	$ 45,587	$ 1,060	$ 44,527
Minimum net capital required to be maintained (the greater of $5,000 or 6.67% of aggregate indebtedness of $17,399)	$ 5,000		$ 5,000
Net capital in excess of requirements	$ 40,587		$ 39,527
Excess net capital at 1000%	$ 43,847		$ 42,787
Ratio of aggregate indebtedness to net capital	.38 to 1		.39 to 1

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
***Cronos* Capital Corp.)**

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 24, 2005

The Board of Directors
Cronos Securities Corp.
San Francisco, California:

In planning and performing our audit of the financial statements of Cronos Securities Corp. (the "Company"), (a wholly-owned subsidiary of Cronos Capital Corp.) for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1), under the Securities Exchange Act of 1934, we have made a study of the practices and procedures, (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

(SEC I.D. No. 8-25603)

Financial Statements and
Supplemental Schedules for the year ended
December 31, 2004 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of Cronos Capital Corp.)

Table of Contents

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

Independent Auditors' Report

The Board of Directors
Cronos Securities Corp.
San Francisco, California

We have audited the accompanying statement of financial condition of Cronos Securities Corp. (the "Company"), (a wholly-owned subsidiary of Cronos Capital Corp.) as of December 31, 2004, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal controls over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cronos Securities Corp. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2005